VIA FACSIMILE NUMBER (203) 348-4106



March 30, 1999



Mr. Michael J. Parrella
President
NCT Audio Products, Inc.
One Dock Street, Suite 100
Stamford, CT  06902

RE:      Top Source Technologies, Inc./NCT Audio Products, Inc.

Dear Mr. Parrella:

Extension Terms

         This letter confirms our recent discussions to the effect that NCT Audio Products, Inc. ("NCT") will not be able to close on its proposed purchase of the assets of Top Source Automotive, Inc. ("TSA") by March 31, 1999. In order to maintain the exclusive right to purchase the assets of TSA, NCT shall pay to TSA the total sum of $350,000 (the "Extension Fee") on or before 5:00 p.m. Miami time on March 30, 1999. This Extension Fee consists of (i) a $204,315 Note; (ii) $20,685 currently held in escrow for the benefit of NCT and (iii) $125,000 of TSA minority equity earnings. If NCT pays the Note by 5:00 p.m. April 16, 1999 and closes the transaction by May 28, 1999, the Extension Fee shall be credited in full against the $6,500,000 balance due at closing. If NCT fails to pay the Note by April 16, 1999 or fails to close the transaction by May 28, 1999, certain penalties will apply. See Penalty Provisions below. As an option premium and not part of the Extension Fee, NCT shall deliver to TSA as promptly as possible $100,000 of NCT's convertible preferred stock, which stock shall not be credited toward the balance of $6,500,000 due to TSA or otherwise credited. The number of shares of Convertible Preferred Stock comprising the $100,000 will be determined based upon a valuation of NCT Audio by its primary investors and/or underwriters. It is the intent of the parties that this convertible preferred stock shall be a premium for granting the extension and shall be retained by TSA regardless of whether the transaction closes on May 28, 1999 or any time thereafter, or if at all. In exchange for the Extension Fee and Preferred Stock consideration, NCT shall retain the exclusive right to purchase the assets of TSA until 5:00 p.m. Miami time on May 28, 1999.

Penalty Provisions

         Penalty Provisions, if the Following Events Occur:

         1.        Failure to pay the Note by April 16, 1999.

                  a. The Note will be begin to accrue interest on April 17, 1999 at the rate of two times prime rate or the highest rate allowable by law, whichever is lowest.

                  b. In the event that the Note is not paid by April 16, 1999, the $20,685 and $125,000 portion of the
                           Extension Fee shall no longer be credited toward the $6,500,000 closing amount due. This provision shall apply even if the transaction closes by May 28, 1999.

         2. Failure to Pay the Note by April 30, 1999.

                  In addition to Penalty Provision (1. b.) above, in the event the Note and accrued interest is not paid by April 30, 1999, the $204,315 portion of the Extension Fee shall no longer be credited toward the $6,500,000 closing amount due. This provision shall apply even if the transaction closes by May 28, 1999.

         3.        Failure to Pay the Note Prior to Closing.

                  In the event the Note is not paid prior to closing, it shall be added along with accrued interest to the $6,500,000 due at closing. Therefore, the amount due at closing will be $6,704,315, plus accrued interest.

         4. Failure to Close by May 28, 1999.

                  a. If NCT fails to close the transaction by May 28, 1999, the $350,000 Extension Fee shall be retained by TSA and shall not be refundable or convertible into TSA equity.

                  b. If the transaction does not close by May 28, 1999 and the Note has not been paid, the Note and any accrued interest will remain payable in full to the Company.

                  c. If the transaction has not closed by May 28, 1999, NCT will forfeit its minority earnings in TSA for the period June 1, 1999 through May 30, 2000.

         NCT assigns to TSA the sum of $20,685 in escrow and directs the escrow agent to pay TSA. In addition, all of the consideration received by TSA may be assigned by it to its principal stockholder, Top Source Technologies Inc., the ("Company") and in doing so, NCT shall have no claim to such consideration notwithstanding its status of an owner of 20% of the common stock of TSA.

         This letter agreement amends the asset purchase agreement the ("Agreement") entered into as of August 14, 1998 by and among the Company, TSA, NCT and Noise Cancellation Technologies, Inc., which Agreement was amended on October 7, 1998. Except as specifically provided by the amendment of October 7, 1998 and this letter agreement, in all other respects the Agreement is ratified and confirmed.

         Please confirm your agreement to the above terms by signing in place indicated below.

                                                   Very truly yours,


                                            -----------------------------
                                                   William C. Willis, Jr.
                                                   Chairman, President and CEO

                                                     On behalf of:
                                         Top Source Technologies, Inc. and
                                         Top Source Automotive, Inc.


We hereby agree to the foregoing amendment.

                            NCT Audio Products, Inc.


                            By:    ________________________
                                   Michael J. Parrella
                                    President